SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Zurich Financial Services and its Group

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Zurich Financial Services and its Group

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holders	**Beneficial Owner**	**Account**	**Holding**
BNY (OCS) Nominees Ltd	Zurich Insurance Company, UK Branch	n/a	38,163
Littledown Nominees Ltd	Zurich Assurance Ltd	2891	4,287,152
Littledown Nominees Ltd	Zurich Assurance Ltd	7205	853,445
Littledown Nominees Ltd	Zurich Assurance Ltd	21688	675,083
Littledown Nominees Ltd	Zurich Assurance Ltd	2642	349,120
Littledown Nominees Ltd	Eagle Star Staff Pension Scheme	7207	2,586,458
BNY (OCS) Nominees Ltd	Zurich Insurance Company, UK Branch	219064	268,129
			<u>9,057,550</u>

5. Number of shares / amount of stock acquired

   N/A

6. Percentage of issued class

   N/A

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary shares

6/7

10. Date of transaction

Not advised

11. Date company informed

5 May 2006

12. Total holding following this notification

9,057,550 shares

13. Total percentage holding of issued class following this notification

4.13%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Shanny Looi – 01908 359 100

16. Name and signature of authorised company official responsible for making this notification

Jon Green – Company Secretary

Date of notification

5 May 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
FILTRONA PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

JEFF HARRIS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

JEFF HARRIS

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.004%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

319.75p PER SHARE

14. Date and place of transaction

2 MAY 2006, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

21,651 SHARES; 0.01%

16. Date issuer informed of transaction

2 MAY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes –

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries
SHANNY LOOI – 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN – COMPANY SECRETARY

Date of notification
3 MAY 2006

END

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Threadneedle Investments on behalf of various Ameriprise Financial Inc. group subsidiaries, including Threadneedle Pensions Ltd, Threadneedle Investment Funds ICVC, Threadneedle Specialist Investment Funds ICVC, Threadneedle Investment Services Ltd and Eagle Star Unit Managers Ltd.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Threadneedle Investments as Investment Manager for various client accounts

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holders	Account	Holding
Bank of Ireland Nominees	4261416	377,200
Bank of Ireland Nominees	4239914	553,298
BNY (OCS) Nominees Ltd	219064	268,129
Littledown Nominees Ltd	10478	5,000
Littledown Nominees Ltd	10479	10,050
Littledown Nominees Ltd	7205	853,445
Littledown Nominees Ltd	21688	675,083
Littledown Nominees Ltd	7207	2,231,554
Littledown Nominees Ltd	7196	107,050
Littledown Nominees Ltd	27642	669,274
Littledown Nominees Ltd	2891	4,287,152
Littledown Nominees Ltd	2642	349,120
Littledown Nominees Ltd	31348	70,858
Littledown Nominees Ltd	10469	476,176
Littledown Nominees Ltd	10492	985,771
Littledown Nominees Ltd	10491	1,863,834
Littledown Nominees Ltd	10488	2,246,492
Littledown Nominees Ltd	10489	915,774
Mellon Nominees (UK) Ltd	WWSF0004002	783,985
Mellon Nominees (UK) Ltd	AVOF0003002	1,446,719
Roy Nominees	104450	253,524
State Street Nominees Ltd	JTAV	216,409
State Street Nominees Ltd	JY17	2,608,060
		22,253,957

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares

10. Date of transaction

Not advised

11. Date company informed

3 May 2006

12. Total holding following this notification

22,253,957 shares

13. Total percentage holding of issued class following this notification

10.15%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Shanny Looi – 01908 359 100

16. Name and signature of authorised company official responsible for making this notification

Jon Green – Company Secretary

Date of notification

3 May 2006

File No: 82-34882

Company	**Filtrona plc**
Headline	**Directorate Change** **Appointment of Non-Executive Director**
Released	**08:57 31–May–06**
Number	**8096D**

FILTRONA

Filtrona plc ("Filtrona") announces the appointment to its Board as a Non-executive Director, with effect from 1 June 2006, of Warren Knowlton, currently Chief Executive of Morgan Crucible plc.

In accordance with Listing Rule 9.6.13 (1), Warren Knowlton has advised that he has been appointed a director of the following companies –

Morgan Crucible plc	
Smith & Nephew plc	
Pilkington plc	(resigned July 2002)
Smith & Nephew Group Ltd	(resigned September 2003)

Warren Knowlton confirms that there are no other details to be disclosed under Listing Rule 9.6.13 (2) to (6).

Warren Knowlton has an interest in 7,500 ordinary shares in Filtrona plc, representing 0.003% of the current issued share capital of the Company.

Jeff Harris, Chairman of Filtrona plc, commented 'I am very pleased to welcome Warren to the Board. His extensive international industrial experience will be a highly valuable asset in assisting Filtrona to continue on its strategic development path.'

– End –

Name of contact and telephone number for queries:

Filtrona plc 01908 359 100
Mark Harper, Chief Executive
Steve Dryden, Finance Director

Name and signature of authorised company official responsible for making this notification:

Shanny Looi – Deputy Company Secretary

Date of Notification:

31 May 2006

Filtrona is an international, market leading, speciality plastic and fibre products supplier.

FILTRONA



Plastic Technologies
Fibre Technologies
Shared or both

38
Manufacturing facilities

33
Distribution outlets

4
Research facilities

5,200
Employees

With strategically located facilities, including new operations in China and Mexico, Filtrona is able to offer an optimum supply chain to its many multinational customers, and to target growth from developing economies and emerging niche market segments.

2005 financial highlights

£513.7m
Sales
+7.6%

£57.8m
Operating profit
+8.7%

£50.0m
Profit before tax
+9.4%

15.0p
Adjusted earnings per share
+7.1%

6.4p
Dividend per share

£120.2m
Net debt

extracted from the Annual Report and Accounts 2005

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Fibre Technologies

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.







Protection and Finishing Products

Our facilities in the UK, Canada, Continental Europe, Mexico, the US and Brazil provide rapid supply of primarily plastic products for general protection, masking, electrical, fastening, security and finishing applications.

Plastic Profile and Sheet

Through our locations in the US, Mexico and the Netherlands, we are a leading supplier of thermoplastic profile, sheet and speciality tubes for a selected range of applications including lighting, fencing, signs and displays, refrigeration, medical and traffic control.

Cigarette Filters

With 12 locations worldwide, we produce a wide range of filters from monoacetate to multi-segment special filters with sophisticated adsorbent materials.







Coated and Security Products

Under the Payne brand in the UK, the US, Brazil, Germany, France, Spain, India, Indonesia and Singapore, we provide self-adhesive tear tape and coated film products for use in brand promotion, document authentication, personal identification and other security applications.

Consumer Packaging

Globalpack, based in Brazil, is a leading speciality manufacturer of complete plastic packaging sets for the cosmetic and personal care, pharmaceutical, food and chemical industries.

Bonded Fibre Components

Under the Fibertec brand, with locations in the US, Germany and China, we are the leading manufacturer of bonded fibre components used in a wide range of consumer disposable products including writing instruments, printer cartridge reservoirs, medical devices and air fresheners.

By concentrating on niche international markets Filtrona has been able to establish and develop strong positions in its chosen product categories.

Protection and Finishing Products
www.mossplastics.com
www.skiffy.com
www.allianceplastics.com
www.mclproducts.com

Coated and Security Products
www.payne-worldwide.com
www.payne-security.com
www.featurecode.com

Plastic Profile and Sheet
www.filtronaextrusion.com
www.enitor.com

Consumer Packaging
www.globalpack.com.br

Fibre Technologies websites

Cigarette Filters
www.filtrona.com/filters

Bonded Fibre Components
www.filtronafibertec.com

Filtrona plc
Avebury House
201-249 Avebury Boulevard
Milton Keynes
Buckinghamshire
MK9 1AU
United Kingdom

Tel: +44 (0)1908 359100
Fax: +44 (0)1908 359120
Email: enquiries@filtrona.com

www.filtrona.com

Filtrona is an international, market leading, speciality plastic and fibre products supplier.

FILTRONA


38
Manufacturing facilities
33
Distribution outlets
4
Research facilities
5,200
Employees
Plastic Technologies
Fibre Technologies
Shared or both

With strategically located facilities, including new operations in China and Mexico, Filtrona is able to offer an optimum supply chain to its many multinational customers, and to target growth from developing economies and emerging niche market segments.

2005 financial highlights

£513.7m **Sales** +7.6%	£57.8m **Operating profit** +8.7%	£50.0m **Profit before tax** +9.4%
15.0p **Adjusted earnings per share** +7.1%	6.4p **Dividend per share**	£120.2m **Net debt**

extracted from the Annual Report and Accounts 2005

Fibre Technologies

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.







Protection and Finishing Products

Our facilities in the UK, Canada, Continental Europe, Mexico, the US and Brazil provide rapid supply of primarily plastic products for general protection, masking, electrical, fastening, security and finishing applications.

Plastic Profile and Sheet

Through our locations in the US, Mexico and the Netherlands, we are a leading supplier of thermoplastic profile, sheet and speciality tubes for a selected range of applications including lighting, fencing, signs and displays, refrigeration, medical and traffic control.

Cigarette Filters

With 12 locations worldwide, we produce a wide range of filters from monoacetate to multi-segment special filters with sophisticated adsorbent materials.







Coated and Security Products

Under the Payne brand in the UK, the US, Brazil, Germany, France, Spain, India, Indonesia and Singapore, we provide self-adhesive tear tape and coated film products for use in brand promotion, document authentication, personal identification and other security applications.

Consumer Packaging

Globalpack, based in Brazil, is a leading speciality manufacturer of complete plastic packaging sets for the cosmetic and personal care, pharmaceutical, food and chemical industries.

Bonded Fibre Components

Under the Fibertec brand, with locations in the US, Germany and China, we are the leading manufacturer of bonded fibre components used in a wide range of consumer disposable products including writing instruments, printer cartridge reservoirs, medical devices and air fresheners.

By concentrating on niche international markets Filtrona has been able to establish and develop strong positions in its chosen product categories.

Protection and Finishing Products
www.mossplastics.com
www.skiffy.com
www.allianceplastics.com
www.mairproducts.com

Coated and Security Products
www.payne-worldwide.com
www.payne-security.com
www.featurecode.com

Plastic Profile and Sheet
www.filtronaextrusion.com
www.enitor.com

Consumer Packaging
www.globalpack.com.br

Fibre Technologies websites

Cigarette Filters
www.filtrona.com/filters

Bonded Fibre Components
www.filtronafibertec.com

Filtrona plc
Avebury House
201-249 Avebury Boulevard
Milton Keynes
Buckinghamshire
MK9 1AU
United Kingdom

Tel: +44 (0)1908 359100
Fax: +44 (0)1908 359120
Email: enquiries@filtrona.com

www.filtrona.com